AMENDMENT TO FORM 6-K

ON

FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For the Month of May, 2003

Centerpulse Ltd.

(Translation of registrant’s name into English)

Andreasstrasse 15

CH-8050 Zurich

Switzerland

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)

PURPOSE OF THIS AMENDMENT

We are amending our Current Report on Form 6-K filed with the Securities and Exchange Commission on May 14, 2003, solely to correct the numbering of certain exhibits.  All other information contained in our original Current Report on Form 6-K remains unchanged.

Exhibits.

99.1	Media Release, dated May 9, 2003, announcing the first quarter earnings of Centerpulse Ltd.

99.2	First Quarter 2003 Interim Report of Centerpulse Ltd.

99.3	Certification of Chief Executive Officer, Max Link

99.4	Certification of Chief Financial Officer, Urs Kamber

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CENTERPULSE LTD.

	By:	/s/ David S. Wise

David S. Wise

Authorized Representative

Date: May 22, 2003

EXHIBIT INDEX

Exhibit	Description

99.1	Media Release, dated May 9, 2003, announcing the first quarter earnings of Centerpulse Ltd.

99.2	First Quarter 2003 Interim Report of Centerpulse Ltd.

99.3	Certification of Chief Executive Officer, Max Link

99.4	Certification of Chief Financial Officer, Urs Kamber